

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Jerome Griffith
Chief Executive Officer, President and Director
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re: Tumi Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2012**
> **File No. 333-178466**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Competitive Strengths, page 2

1. We note your response to comment 9 in our letter dated January 9, 2012. Since you will not be providing your net income for the relevant periods, please revise the text of your bullet point, "Strong and Profitable Revenue Growth" to delete references to your profitability.

Growth Strategy, page 4

2.   We note your response to comment 4 in our letter dated January 9, 2012, and the explanation provided in Tab D of your supplemental materials for the statement that you believe you have the market opportunity to more than triple your current number of stores. To balance your summary, please revise your disclosure to clarify, if true, that "market opportunity" does not necessarily mean that the company will have the ability to open the number of stores that would triple your current number of company-owned retail and outlet stores over the long term.

Risk Factors, page 12

3.   We reissue comment 11 in our letter dated January 9, 2012. Please add a risk factor discussing the risk associated with your outstanding debt. In this regard we note that your total debt was $70 million as of September 25, 2011.

Use of Proceeds, page 30

4.   We note your disclosure on page 30 that you do not intend to have any excess net proceeds from your offering. As such, to the extent that the number of shares to be sold in the offering results in net proceeds to you in excess of the uses delineated within this section, the number of shares to be sold would be reduced, and the selling shareholders would sell the remaining shares to be offered. Please expand your Principal and Selling Shareholders section on page 86 as well as your Underwriting section on page 101, as appropriate, to describe the arrangement whereby the number of shares you will be selling may be reduced and shares offered by the selling shareholders will be increased. In addition, this disclosure is inconsistent with the prospectus cover page, which lists a specific number of shares to be sold by the company and selling shareholders. Please explain. Lastly, please explain whether the allocation of shares is due to an arrangement or agreement between the company and shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Key Performance Indicators, page 41

5.   We note your response to comment 14 in our letter dated January 9, 2012. Please expand your discussion to describe the changes and the reasons for the changes in your key performance indicators where such changes have been material over the covered periods. For example, we note that your average net sales per square foot declined by almost 20% from fiscal year 2008 through fiscal year 2009.

New Credit Facility, page 52

6.   We note your response to comment 16 in our letter dated January 9, 2012. Please provide a response to our comment when the terms of the new credit facility are available. Also, please confirm that you will file the new credit facility as an exhibit pursuant Item 601(b)(10) of Regulation S-K.

Business, page 56

7.   We note your response to comment 18 in our letter dated January 9, 2012. However, we continue to note the reference to "industry standards for design, performance and style" on pages 13 and 64. Please revise to clarify what you mean by "industry standard" or revise.

Compensation Discussion and Analysis, page 75

Determining the Amount of Each Component of Compensation, page 76

Performance-based cash bonus, page 76

8.   We note your response to comment 22 in our letter dated January 9, 2012 and the related revised disclosure on page 81 that Mr. Griffiths target incentive bonus has the potential to be increased up to 100% of his base salary. Please revise the disclosure in the CD&A to clearly reflect this and to discuss the circumstances under which Mr. Griffith's annual target incentive bonus could reach 100%. Also, please address why Mr. Griffith only received 40% for 2011 given your adjusted EBITDA was 16% above your target level. See Item 402(b)(2)(vi) of Regulation S-K.

Summary Compensation Table, page 80

9.   Please revise to add back the compensation disclosure for the year ended 2010, in addition to the current information regarding 2011. See Instruction 1 to Item 402(c) of Regulation S-K.

10.   Given that the actual Adjusted EBITDA for the fiscal year ended 2011 is preliminary and may be adjusted, please explain whether the amount paid under the non-equity incentive plan may be adjusted. If so, add footnote disclosure

Principal and Selling Stockholders, page 86

11.   We reissue comment 24 in our letter dated January 9, 2012. Since Messrs. Hanson and Duschesne are listed as having shared voting and investment power, the total number of shares held by Officers Nominee Ltd. should be included in the beneficial ownership table for each individual.

<u>Financial Statements</u>

<u>Note 9 – Credit Facilities, page F-24</u>

12.   We note your response to prior comment 29 indicates that you believe the exchange of your former credit facility with RBS for your new credit facility with Wells Fargo meets the criteria of FASB ASC 470-50-55-6 because "the Company did not receive any funds to pay off its former debt facility". However, your statement of cash flows appears to indicate that the funds related to this transaction passed through your accounts and your disclosure on page F-23 states that the agreement was terminated and paid in full. Please explain this inconsistency.

<u>Exhibit 23.1</u>

13.   Please provide a consent that is signed by your auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: David J. Goldschmidt
        Skadden, Arps, Slate, Meagher & Flom LLP